Blue Spa Incorporated
26/F Building A, Times Plaza
20 Zongfu Road
Chengdu 610016, China

VIA EDGAR

December 15, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, DC
20549-4631

Attention:  Edward M. Kelly

Dear Mr. Kelly:

Re:	Blue Spa Incorporated (the “Company”)
Registration Statement on Form S-1
Filed September 13, 2010
File No. 333-169331

Further to your comment letter dated October 5, 2010, enclosed for filing are copies each of the following documents:

1.	Form S-1/A – 1st Amendment (in triplicate);
2.	redlined Form S-1/A (in triplicate);
3.	this comment letter (in duplicate).

Also, I confirm that these documents have been filed via EDGAR.

The following are the responses to those comments.  For convenience, the number of each response refers to the number of the comment in your letter.

General

1.
The Company is not a blank check corporation.  Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.

Corresp - 1

The Company has a specific plan and purpose.  Its business purpose is the development, production, wholesale distribution, and retail sales of quality natural skin and body care products, fitness apparel, and related accessories.  Its specific plan is the same.  In fact in Securities Act Release No. 6932, which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed....  Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”  If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies.

Further, the Company has not indicated in any manner whatsoever, that it plans to merge with an unidentified company or companies.  Its plan, again, is the development, production, wholesale distribution, and retail sales of quality natural skin and body care products, fitness apparel, and related accessories.

Accordingly, the Company is not a blank check corporation as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act.

2.	Mr. Law Yau Yau has not acted as a promoter nor held a controlling interest in any other company.

3.
The Company disagrees with your analysis that the offering being made by the selling shareholders may be a primary offering.  The Company has conducted its own analysis of the facts and believes that the offering is a secondary offering and is allowed under Rule 415(a)(1)(i) for the following reasons:

A.	Each of the shareholders subscribed for and received their shares by way of private placement. The shareholders have been the beneficial owner of their shares since January 29, 2010.
B.	Each shareholder is a co-worker of Law Yau Yau.
C.	None of the selling shareholders have had any material relationship with the Company and all shareholders are non-affiliates of the Company.
D.	Each shareholder is the beneficial owner of only 1.43% of the Company’s issued and outstanding shares.
E.
The Company received an aggregate $15,000 from the shareholders in the private placement for the shares with an offering price of $0.005 per share.  The shareholders will be selling their shares at a price of $0.10 per share.  Currently, there is no market for the Company’s shares and the Company wanted to give the shareholders the ability to sell their shares for a price greater to the price they paid for their shares.  If the Company’s shares are quoted for trading on the OTC Bulletin Board, the price of the shares will then be established by the market.

F.	No proceeds have been returned or will be returned to the shareholders.
G.	None of the shareholders are in the business of buying or selling securities.
H.	None of the shareholders are acting as a conduit for the Company.

Corresp - 2

4.
The requested revisions have been made to the disclosure regarding the Company’s status as a shell company.  See the outside front cover page of the prospectus on page 3 of both the Form S-1/A and the EDGAR file, “Prospectus Summary” on page 5, “Description of Business” on page 16, “Rule 144 Shares) on page 25, and the “General” heading under “Management’s Discussion and Analysis of Financial Condition” on page 51.

5.	The Company has not relied on any market analyses. As requested, enclosed are copies of sources that the Company reviewed for the disclosure of statistics.

Front Cover Page of the Registration Statement

6.	The Rule 415 box has been checked. See the front cover page of the registration statement on page 1 of both the Form S-1/A and the EDGAR file.

Outside Front Cover Page of the Prospectus

7.
The requested revisions have been made.  See outside front cover page of the prospectus on page 3 of both the Form S-1/A and the EDGAR file, “Prospectus Summary” on page 5, “Description of Business” on page 16, the “General” heading under “Management’s Discussion and Analysis of Financial Condition” on page 51.

8.	The clarification has been added to the disclosure. See outside front cover page of the prospectus on page 3 of both the Form S-1/A and the EDGAR file.

The Offering, page 5

9.	The disclosure has been reconciled. The Company confirms that the offering price is $0.10 per share. See “Prospectus Summary” on page 5 of both the Form S-1/A and the EDGAR file.

Risk Factors, page 7

10.	The statements have been deleted as requested. See “Risk Factors” on page 7 of both the Form S-1/A and the EDGAR file.

2.  Because Blue Spa has only recently commenced business operations… page 6

11.	A brief explanation of the Company’s first three phases of its plan of operation has been added. See “Risk Factor #2” on page 7 of both the Form S-1/A and the EDGAR file.

Corresp - 3

6.  As Blue Spa outsources the manufacturing of its products…. Page 8:  7.  Third party distributors will deliver Blue Spa’s products…. Page 8:  9.  Blue Spa will rely on third-party suppliers to provide raw materials for Blue Spa’s products…. Page 8

12.
The required disclosure has been added.  The Company confirms that is has not entered into any agreement with independent manufacturers, third party distributors, or third party suppliers.  See “Rick Factor #7” and “Risk Factor #9” on page 8 of both the Form S-1/A and the EDGAR file.

Risks associated with Blue Spa, page 9

13.	The required disclosure has been added. See “Rick Factor #13” on page 9 of both the Form S-1/A and the EDGAR file.

13.  Since Blue Spa’s management lacks any formal training or experience…. Page 9

14.	The requested revisions have been made. See “Risk Factor #14” on page 9 and “Risk Factor #15” on page 10 of both the Form S-1/A and the EDGAR file.

14.  Blue Spa’s principal shareholder owns a significant percentage of Blue Spa’s shares of common stock…. Page 9

15.	The requested information has been added. See “Risk Factor #17” on page 10 of both the Form S-1/A and the EDGAR file.

Selling shareholders, page 11

16.	The requested disclosure has been added. See “Selling Shareholders” on page 12 of both the Form S-1/A and the EDGAR file.

Plan of Distribution, page 12

17.	The requested revision has been made. See “Plan of Distribution” on page 13 of both the Form S-1/A and the EDGAR file.

18.	The requested disclosure has been added. See “Plan of Distribution – Non-Affiliate Shares Owned by Selling Shareholders” on page 13 of both the Form S-1/A and the EDGAR file.

19.
The requested disclosure is already present in the Form S-1.  Please see the seventh paragraph under “Plan of Distribution – Non-Affiliate Shares Owned by Selling Shareholders” on page 13 of both the Form S-1/A and the EDGAR file.

Corresp - 4

Description of the Securities to be Registered, page 14
Common Stock, page 14; Balance Sheet, page F-2;  4.  Common Stock, page F-12

20.
The disclosures have been reconciled.  See “Description of Securities – Common Stock” on page 14 of both the Form S-1/A and the EDGAR file, “Description of Business” on page 16, the “Balance Sheet” of the audited financial statements on page F-2, and “Note #4” of the audited financial statements on page F-12.

Interests of Named Experts and Counsel, page 15

21.	The required disclosure has been added. See “Interests of Named Experts and Counsel” on page 15 of both the Form S-1/A and the EDGAR file.

Description of Business, page 15; Description of Property, page 23

22.
The Company’s office is rented on a month to month basis and there is no lease agreement.  See “Description of Business” on page 16 of both the Form S-1/A and the EDGAR file and “Description of Property” on page 24.

Plan of Operation, page 16

23.	The requested clarification has been added. See “Plan of Operation – Phase 2” on page 16 of both the Form S-1/A and the EDGAR file.

Future Plans, page 17
Catalogue, page 17

24.	This disclosure has been deleted. Please see “Plan of Operation” on page 17 of both the Form S-1/A and the EDGAR file.

Accounting and Audit Plan, page 17

25.
The Company has retained Maribel Jordan as an independent consultant.  Ms. Jordan is an accountant who will assist the company in the preparation of its financial statements.  Please see “Plan of Operation – Accounting and Audit Plan” on page 17 of both the Form S-1/A and the EDGAR file.

Products, page 17

26.	The requested clarification has been added. See “Products” on page 17 of both the Form S-1/A and the EDGAR file.

Corresp - 5

Skin Care, page 17

27.	The requested disclosure has been added. See “Products” on page 18 of both the Form S-1/A and the EDGAR file.

Distribution Methods, page 21

28.	The requested disclosure has been added. See “Distribution Methods” on pages 21 and 22 of both the Form S-1/A and the EDGAR file.

Dependence on Customers, page 23

29.	The requested disclosure has been added. See “Dependence on Customers” on page 23 of both the Form S-1/A and the EDGAR file.

Employees, page 23

30.	The requested disclosure has been added. See “Employees” on page 24 of both the Form S-1/A and the EDGAR file.

SEC Filings, page 24

31.	The requested disclosure has been added. See “SEC Filings” on page 24 of both the Form S-1/A and the EDGAR file.

Financial Statements, page 26

32.	The financial statements have been updated. See “Financial Statement” on page 39 of both the Form S-1/A and the EDGAR file.

Directors, Executive Officers, Promoters and Control Persons, page 41

33.	The requested disclosure has been added. See “Risk Factor #16 on page 10 of both the Form S-1/A and the EDGAR file and “Significant Employees and Consultants” on page 54.

Director independence, page 44

34.
The disclosure has been reconciled.  See “Audit Committee Financial Expert” on page 53 of both the Form S-1/A and the EDGAR file and “Transactions with Related Persons, Promoters and Certain Control Persons – Director independence” on page 57.

Undertakings, page 48

35.	The inapplicable undertakings have been deleted. See “Undertakings” on pages 60 and 61 of both the Form S-1/A and the EDGAR file.

Corresp - 6

Exhibits

36.	Exhibits 3.1 and 3.3 have been refilled and tagged separately as exhibits. See “Exhibit 3.1” and “Exhibit 3.2”.

Exhibit 5.1

37.	As requested, the revised opinion of counsel has been included and filed with the registration statement as a new Exhibit 5.1.

38.	As requested, the revised opinion of counsel contains the consent. See Exhibit 5.1 – Opinion of Richard C. Fox on pages 67 and 68 of both the Form S-1/A and the EDGAR file.

I trust the above to be satisfactory.  If you have any questions or require anything further please give me a call.

Sincerely,

Blue Spa Incorporated

Per:  /s/ Law Yua Yua

Law Yua Yua
Director, President (Chief Executive Officer),
Principal Financial Officer, and
Principal Accounting Officer

Corresp - 7